RECEIVED

2008 AUG 11 A 7:31

OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

[redacted]

08004150

01 August 2008

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st July 2008.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
AUG 12 2008
THOMSON REUTERS

John G Gemmell
Group Company Secretary

Enc

finance for people

Registered in England no 2336032
Registered Office St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE

Paragon Group is an appointed representative of Mortgage Trust Services PLC which is authorised and regulated by the Financial Services Authority

INVESTOR IN PEOPLE

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document		Date Distributed	Required Distribution Date	Source of Requirement
1.	Regulatory Announcement – Holding(s) in Company	03 July 2008	03 July 2008	LR9.6.7
2.	Regulatory Announcement – Holding(s) in Company	11 July 2008	11 July 2008	LR9.6.7
3.	Regulatory Announcement - Interim Management Statement	16 July 2008	16 July 2008	DTR4.3
4.	Regulatory Announcement – Statement re Possible Offer	22 July 2008	22 July 2006	CCTM Rule 2.2
5.	Regulatory Announcement – Share Purchase by Employee Trust	22 July 2008	22 July 2008	DTR3.1.4

Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Holding(s) in Company
Released	12:12 03-Jul-08
Number	2559Y12

RNS Number : 2559Y
Paragon Group Of Companies PLC
03 July 2008

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

The Paragon Group of Companies PLC

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights:

....

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

....

An event changing the breakdown of voting rights:

....

Other (please specify) :

New client share transfer in

3. Full name of person(s) subject to the notification obligation (iii):

BlackRock Inc

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

1 July 2008

6. Date on which issuer notified:

2 July 2008

7. Threshold(s) that is/are crossed or reached:

Gone above 10%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B2NGPM57	8,514,206*	8,514,206*

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B2NGPM57	N/A	N/A	30,462,821	N/A	10.20%

*** NB this holding represented 7.34% of the pre-consolidation shares (GB0006140361). The denominator was 115,921,000**

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
30,462,821	10.20%

9. *Chain of controlled undertakings* through which the voting rights and/or the *financial instruments* are effectively held, if applicable (xv):

BlackRock Investment Management (UK) Limited - 30,462,821 (10.20%)

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

John G Gemmell

15. Contact telephone number:

0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Holding(s) in Company
Released	16:10 11-Jul-08
Number	9309Y16

RNS Number : 9309Y
Paragon Group Of Companies PLC
11 July 2008

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	9th July 2008
6. Date on which issuer notified:	10th July 2008
7. Threshold(s) that is/are crossed or reached:	Gone below 10%
8. Notified details:	

A: Voting rights attached to shares					
Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**		
	Number of Shares	**Number of Voting Rights**	**Number of**	**Number of voting rights**	**% of voting rights**

			shares				
			Direct	Direct	Indirect	Direct	Indirect
GB00B2NGPM57	30,462,821	30,462,821	N/A	N/A	29,845,466	N/A	9.99%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
29,845,466	9.99%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

BlackRock Investment Management (UK) Limited - 29,845,466 (9.99%)

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14. Contact name:	John G. Gemmell
15. Contact telephone number:	0121 712 2075

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Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Interim Management Statement
Released	07:00 16-Jul-08
Number	0951Z07

RNS Number : 0951Z
Paragon Group Of Companies PLC
16 July 2008

Under embargo until Stock Exchange announcement: 7am, Wednesday 16 July 2008

THE PARAGON GROUP OF COMPANIES PLC

Interim Management Statement

Trading

The Group has continued to operate profitably in line with management's expectations during the third quarter of its financial year, the period from 1 April to 30 June 2008. Third quarter profit before taxation was similar to the average quarterly underlying profit for the first half of the year, reported to shareholders in the half yearly Financial Report at 31 March 2008.

Income is in line with our expectations, the third quarter performance having been consistent with the first half of the financial year. Despite continuing disruption in the money markets, with 3 month LIBOR over the period having been significantly higher than base rate, margins in the third quarter improved slightly compared to the first half of the year.

Across the Group's portfolio, the number of accounts in arrears has reduced since 31 March 2008, with the percentage of accounts in arrears remaining at similar levels. The charge for impairment remains consistent with that for the first six months and is in line with expectations. The performance of the buy-to-let book continues to be exemplary and landlords are benefiting from increased rents and yields in the current environment as house purchases have slowed.

Control over operating costs remains a focus and, following the cost reductions effected during the first half of the year, the underlying cost: income ratio has continued to reduce. Exceptional costs remain as detailed in the half yearly Financial Report.

Lending activity

Credit market conditions continue to constrain new lending activity. Since the half year, first mortgage activity has, in the main, been limited to further advances to existing landlords. However, secured personal finance lending during the first nine months of the financial year has been at a level marginally higher than for the same period last year, notwithstanding a significant tightening of lending criteria.

The redemption rate within the buy-to-let portfolio during the three months ended 30 June 2008 was similar to the first six months of the year. Total loans to customers, at £10.4 billion, are at a similar level to a year previously.

Funding and free cash

The existing, match-funded portfolio continues to be cash generative, with the result that free cash balances at 30 June 2008 were higher than at 31 March 2008. The Group continues to finance secured consumer finance originations and buy-to-let further advances though its current securitisation arrangements. The Group is well positioned to increase lending activity when satisfactory funding arrangements for new business originations can be put in place.

Outlook

The Group remains financially strong and well positioned to manage its portfolio and business activities in the deteriorating economic environment. At the same time the Group is working on a range of income generating initiatives, including the provision of third party services and is exploring options for portfolio purchases where, in current market conditions, pricing is attractive. Further information on the progress of these initiatives will be provided when the results for the year ending 30 September 2008 are announced.

For further information, please contact:

Nigel S Terrington 0121 712 2024
Chief Executive

Nicholas Keen 0121 712 2000

Finance Director

Morgan Bone 020 7544 3053
Fishburn Hedges

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Statement re Possible Offer
Released	07:03 22-Jul-08
Number	5767Z07

RNS Number : 5767Z
Paragon Group Of Companies PLC
22 July 2008

Paragon Group of Companies PLC ("Paragon" or the "Company")

Response to press speculation

In view of the recent press speculation, the Board of Paragon confirms that it has received approaches from parties who have expressed interest in evaluating potential offers for the Company. In order to determine whether any of these approaches may form the basis for an acceptable offer or offers, the Board has entered exploratory discussions with, and is providing certain due diligence access to, the parties concerned. There can be no certainty that these discussions will lead to any offer being forthcoming. Further announcements will be made in due course as appropriate.

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Paragon confirms that it has 298,490,705 ordinary shares of £1 each in issue as at the close of business on 21 July 2008. The ISIN reference for these securities is GB00B2NGPM57.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of Paragon, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Paragon, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of Paragon by the a potential offeror or by Paragon, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel."

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Regulatory Announcement

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Company	Paragon Grp Of Co's
TIDM	PAG
Headline	Share Purchase by Employee Trust
Released	16:45 22-Jul-08
Number	6462Z16

RNS Number : 6462Z
Paragon Group Of Companies PLC
22 July 2008

PURCHASE OF SHARES BY EMPLOYEE TRUST

On 21 July 2008 The Paragon Group of Companies PLC Employee Trust purchased 212,491 ordinary shares of £1 each in The Paragon Group of Companies PLC (the 'Company') at 87.178p per share.

These shares were purchased to meet awards as they mature and are exercised under the Paragon 1999 Sharesave Scheme, in which the Group's employees are invited to participate from time to time.

Following this purchase the total shares held by The Paragon Group of Companies PLC's various Employee Trusts is 1,431,502.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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